# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### MARCH 17, 2009

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

### Prospect Medical Holdings, Inc.

### File No. 001-32203- CF#23013

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Prospect Medical Holdings, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibit 10.50 to the Form 10-K filed on December 29, 2008.

Based on representations by Prospect Medical Holdings, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.50        through  December 31, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Greenspan
Special Counsel